03016962

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

RECD S.E.C.
MAR 25 2003
1086

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWMBS, INC.
(Exact Name of Registrant as Specified in Charter)

000906410
(Registrant CIK Number)

Form 8-K for March 25, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-100418
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED
MAR 26 2003
THOMSON
FINANCIAL

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on March 25, 2003.

CWMBS, INC.

By: [signature]
Name: Darren Bigby
Title: Vice President

Exhibit Index

Exhibit		Page
99.1	Collateral Tables Prepared by DEUTCHES BANK SECURITIES INC.	4

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COLLATERAL TABLES ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COLLATERAL TABLES
PREPARED BY DEUTSCHE BANK

for

CWMBS, INC.

CHL MORTGAGE PASS-THROUGH TRUST 2003-10
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-10

CountryWide 2003-10
Preliminary Collateral Analysis
All records
683 records
Balance: 316,071,252

Deutsche Bank

Summary Statistics
As-of / Cut-off Date: 2003-03-01
Number of Loans: 683
Total Current Balance: 316,071,251.62
Maximum Balance: 1,000,000.00
Minimum Balance: 152,655.01
Average Current Balance: 462,769.04
Weighted Average Coupon: 6.092
Maximum Coupon: 7.375
Minimum Coupon: 5.500
Weighted Average Original Term: 355.64
Weighted Average Remaining Term: 355.42
Weighted Average Seasoning: 0.22
Top 3 States: CA(74%),NY(3%),TX(2%)
Weighted Average Original LTV: 69.29
Weighted Average Current LTV: 69.27
Weighted Average FICO Score: 741.7

Coupons (%)	Current Principal Balance	% by Current Principal Balance	Number of Loans
5.001 - 5.500	1,980,000.00	0.63	4
5.501 - 6.000	173,392,333.52	54.86	368
6.001 - 6.500	128,336,707.21	40.60	283
6.501 - 7.000	11,205,019.98	3.55	25
7.001 - 7.500	1,157,190.91	0.37	3
Total:	316,071,251.62	100.00	683

Minimum: 5.500
Maximum: 7.375
Weighted Average: 6.092

Current Principal Balance ($)	Current Principal Balance	% by Current Principal Balance	Number of Loans
150,000.01 - 200,000.00	2,082,851.70	0.66	12
200,000.01 - 250,000.00	648,769.99	0.21	3
250,000.01 - 300,000.00	1,965,502.52	0.62	7
300,000.01 - 350,000.00	21,851,778.94	6.91	64
350,000.01 - 400,000.00	71,624,817.10	22.66	190
400,000.01 - 450,000.00	48,384,695.80	15.31	114
450,000.01 - 500,000.00	47,664,548.83	15.08	100
500,000.01 - 550,000.00	31,634,875.66	10.01	60
550,000.01 - 600,000.00	25,210,628.98	7.98	44
600,000.01 - 650,000.00	24,760,710.96	7.83	39
650,000.01 - 700,000.00	8,823,292.97	2.79	13
700,000.01 - 750,000.00	9,499,904.52	3.01	13
750,000.01 - 800,000.00	3,955,807.65	1.25	5
800,000.01 - 850,000.00	1,670,000.00	0.53	2
850,000.01 - 900,000.00	2,630,000.00	0.83	3
900,000.01 - 950,000.00	2,780,500.00	0.88	3
950,000.01 - 1,000,000.00	10,881,565.80	3.44	11
Total:	316,071,251.62	100.00	683

Minimum: 152,655.01
Maximum: 1,000,000.00
Average: 462,769.04

Remaining Terms (mos.)	Current Principal Balance	% by Current Principal Balance	Number of Loans
181 - 240	10,681,157.00	3.38	25
241 - 300	1,974,097.71	0.62	4
301 - 360	303,415,996.91	96.00	654
Total:	316,071,251.62	100.00	683

Minimum: 240
Maximum: 360
Weighted Average: 355.42

Seasoning (mos.)	Current Principal Balance	% by Current Principal Balance	Number of Loans
0	299,085,374.21	94.63	644
1	12,360,574.70	3.91	29
2	1,793,667.18	0.57	4
3	1,716,414.20	0.54	3
4	724,680.42	0.23	2
More than 4	390,540.91	0.12	1
Total:	316,071,251.62	100.00	683

Minimum: 0
Maximum: 117
Weighted Average: 0.22

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

CountryWide 2003-10

Preliminary Collateral Analysis

All records
683 records
Balance: 316,071,252

Deutsche Bank

Geographic Distribution by State	Current Principal Balance	% by Current Principal Balance	Number of Loans
California	233,948,302.98	74.02	499
New York	9,820,207.00	3.11	25
Texas	7,402,950.00	2.34	18
New Jersey	5,954,635.90	1.88	12
Massachusetts	5,713,900.00	1.81	12
Utah	5,063,250.00	1.60	12
Washington	4,042,255.89	1.28	10
Florida	3,826,050.00	1.21	10
Pennsylvania	3,364,061.23	1.06	8
Colorado	3,218,400.00	1.02	7
Illinois	3,191,049.06	1.01	7
Virginia	3,082,624.16	0.98	8
Georgia	2,897,255.00	0.92	6
North Carolina	2,534,183.26	0.80	4
Michigan	2,460,629.77	0.78	5
Minnesota	2,450,400.00	0.78	5
Maryland	2,338,001.74	0.74	5
Nevada	1,852,000.00	0.59	4
Connecticut	1,710,000.00	0.54	4
Ohio	1,640,847.24	0.52	3
Hawaii	1,408,000.00	0.45	3
Wisconsin	1,340,900.00	0.42	3
Oregon	1,038,000.00	0.33	2
Alabama	950,000.00	0.30	1
Tennessee	870,280.70	0.28	2
Oklahoma	835,500.00	0.26	2
Idaho	773,846.69	0.24	2
South Carolina	750,000.00	0.24	1
Indiana	650,000.00	0.21	1
New Hampshire	484,201.00	0.15	1
Kansas	459,520.00	0.15	1
Total:	316,071,251.62	100.00	683

Number of States Represented: 31

Original Loan-to-Value Ratio (%)	Current Principal Balance	% by Current Principal Balance	Number of Loans
25.01 - 30.00	1,765,000.00	0.56	3
30.01 - 35.00	1,386,900.00	0.44	3
35.01 - 40.00	4,024,820.00	1.27	9
40.01 - 45.00	9,463,289.83	2.99	18
45.01 - 50.00	15,676,629.18	4.96	30
50.01 - 55.00	16,124,130.74	5.10	31
55.01 - 60.00	20,785,689.06	6.58	41
60.01 - 65.00	27,090,033.73	8.57	59
65.01 - 70.00	43,636,096.76	13.81	90
70.01 - 75.00	38,800,541.91	12.28	87
75.01 - 80.00	132,457,164.41	41.91	289
80.01 - 85.00	391,000.00	0.12	1
85.01 - 90.00	2,159,750.00	0.68	6
90.01 - 95.00	2,310,206.00	0.73	6
Total:	316,071,251.62	100.00	683

Minimum: 26.45
Maximum: 95.00
Weighted Average by Original Balance: 69.29
Weighted Average by Current Balance: 69.29

Product	Current Principal Balance	% by Current Principal Balance	Number of Loans
Fixed - 20 Year	10,681,157.00	3.38	25
Fixed - 25 Year	1,583,556.80	0.50	3
Fixed - 30 Year	303,806,537.82	96.12	655
Total:	316,071,251.62	100.00	683

Property Type	Current Principal Balance	% by Current Principal Balance	Number of Loans
Single Family Residence	230,840,073.36	73.03	500
PUD	69,317,922.18	21.93	150
Condo	12,574,839.61	3.98	27
2-4 Family	3,338,416.47	1.06	6
Total:	316,071,251.62	100.00	683

Occupancy	Current Principal Balance	% by Current Principal Balance	Number of Loans
Primary	304,579,458.36	96.36	659
Second Home	11,156,793.26	3.53	23
Investment	335,000.00	0.11	1
Total:	316,071,251.62	100.00	683

Purpose	Current Principal Balance	% by Current Principal Balance	Number of Loans
Refinance - Rate Term	150,721,095.00	47.69	319
Purchase	114,745,202.80	36.30	247
Refinance - Cashout	50,604,953.82	16.01	117
Total:	316,071,251.62	100.00	683

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevent information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representaion or warranty that such information is accurate or complete. Such information should not be viewed as projections, forcasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

CountryWide 2003-10
Preliminary Collateral Analysis
All records
683 records
Balance: 316,071,252

Deutsche Bank

Back Ratio	Current Principal Balance	% by Current Principal Balance	Number of Loans
<= 0.00	135,725,384.64	42.94	299
5.01 - 10.00	2,585,750.64	0.82	5
10.01 - 15.00	4,960,000.00	1.57	10
15.01 - 20.00	12,842,543.13	4.06	27
20.01 - 25.00	21,379,216.47	6.76	41
25.01 - 30.00	35,837,876.18	11.34	73
30.01 - 35.00	49,667,248.26	15.71	108
35.01 - 40.00	53,073,232.30	16.79	120
Total:	316,071,251.62	100.00	683

Minimum: 6.54
Maximum: 39.93
Weighted Average: 29.79

FICO Score	Current Principal Balance	% by Current Principal Balance	Number of Loans
641 - 660	778,000.00	0.25	2
661 - 680	9,497,568.52	3.00	23
681 - 700	22,452,586.59	7.10	51
701 - 720	59,337,370.02	18.77	125
721 - 740	63,170,973.58	19.99	140
741 - 760	55,223,106.87	17.47	122
761 - 780	62,996,793.83	19.93	128
781 - 800	37,099,352.21	11.74	80
801 >=	5,515,500.00	1.75	12
Total:	316,071,251.62	100.00	683

Minimum: 660
Maximum: 825
Weighted Average: 741.7
% UPB missing FICOs: 0.0

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purpose of evaluating such information. Prospective investors are advised to read carefully, and rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decisions, a prospective investor shall receive and fully review the final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.